SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Telular Corporation
(Name of Subject Company)

Telular Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87970T208
(CUSIP Number of Class of Securities)

Jonathan M. Charak
Chief Financial Officer
311 South Wacker Drive, Suite 4300
Chicago, Illinois 60606-6622
(312) 379-8397
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

Catherine J. Dargan, Esq.
Keir D. Gumbs, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed on May 10, 2013, by Telular Corporation, a Delaware corporation (“Telular”).  The Schedule 14D-9 relates to the tender offer by ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), and ACP Tower Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), each of which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“Avista Capital III”), and Avista Capital Partners (Offshore) III, L.P., a Bermuda exempted limited partnership (“Avista Offshore III” and, together with Avista Capital III, “Avista”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Telular at a price of $12.61 per share, net to the selling stockholder in cash, without interest and less any applicable withholding taxes thereon, upon the terms and conditions set forth in the Offer to Purchase dated May 10, 2013 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 10, 2013, as amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph as the last paragraph under the heading “Litigation” on page 31:

“On May 2, 2013, a putative stockholder class action complaint was filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Berg v. Telular Corporation, et al., Case No. 2013-CH-11782 (which we refer to as the “Berg Complaint”).  The Berg Complaint names as defendants Telular, certain officers and directors of the Board (whom we refer to as the “Berg Complaint Individual Defendants”), Avista Capital Partners, Parent and Merger Sub.  The Berg Complaint asserts three causes of action: breach of fiduciary duty against the Berg Complaint Individual Defendants, aiding and abetting breach of fiduciary duty against Telular, and aiding and abetting breach of fiduciary duty against Avista Capital Partners and Telular.  The Berg Complaint alleges that the Berg Complaint Individual Defendants breached their fiduciary duties by causing Telular to enter into the Merger Agreement, by  agreeing to sell Telular at an inadequate price, by failing to maximize the value of Telular, and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid successfully for Telular.  The plaintiff in the Berg Complaint seeks an injunction prohibiting consummation of the proposed transaction, rescission of the Merger Agreement and fees and costs associated with prosecuting the action.  The foregoing description is qualified in its entirety by reference to the Berg Complaint, which is filed as Exhibit (a)(14) to the Schedule 14D-9 and is incorporated herein by reference.

On May 15, 2013, a putative stockholder class action complaint was filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Henard v. Telular Corporation, et al., Case No. 2013-CH-12693 (which we refer to as the “Henard Complaint”).  The Henard Complaint names as defendants Telular, certain officers and directors of the Board (whom we refer to as the “Henard Complaint Individual Defendants”), Avista Capital Partners, Parent and Merger Sub.  The Henard Complaint asserts three causes of action:  two counts of breach of fiduciary duty against the Henard Complaint Individual Defendants and aiding and abetting breach of fiduciary duty against Avista Capital Partners, Parent and Merger Sub.  The Henard Complaint alleges that the Henard Complaint Individual Defendants breached their fiduciary duties by causing Telular to enter into the Merger Agreement, by agreeing to sell Telular at an inadequate price, by failing to maximize the value of Telular, by ignoring or failing to protect against conflicts of interest resulting from the Henard Complaint Individual Defendants’ own connections to the transaction, and by issuing materially inadequate disclosures related to the Offer and Merger Agreement.  The plaintiff in the Henard Complaint seeks an injunction prohibiting consummation of the proposed transaction, rescission and damages (to the extent the proposed transaction has already been consummated), an accounting by the Henard Complaint Individual Defendants to the class for all damages suffered as a result of the alleged wrongdoing, and fees and costs associated with prosecuting the action.  The foregoing description is qualified in its entirety by reference to the Henard Complaint, which is filed as Exhibit (a)(15) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the third paragraph under the heading “Regulatory Approvals—United States Antitrust Compliance” on page 30 as follows:

“On May 13, 2013, Telular and Parent filed the applicable Premerger Notification and Report Form with the FTC and the Antitrust Division relating to Parent’s proposed acquisition of Telular.  On May 17, 2013, the parties received notice from the FTC of early termination of the required waiting period under the HSR Act. Accordingly, the condition to the Offer related to the expiration or termination of any applicable waiting period under the HSR Act has been satisfied.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(14)
Complaint of Bob Berg against Telular Corporation, Avista Capital Partners, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc., Joseph A. Beatty, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Betsy Bernard and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.*

(a)(15)
Complaint of William D. Henard against Telular Corporation, Joseph A. Beatty, Lawrence S. Barker, Betsy Bernard, Brian J. Clucas, John W. Handy, Jeffrey Jacobowitz, M. Brian McCarthy, Avista Capital Partners, ACP Tower Merger Sub, Inc. and ACP Tower Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 15, 2013.*

*  Incorporated by reference to the Schedule TO-T/A filed by Merger Sub and Parent on May 14, 2013 and May 17, 2013, respectively.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telular Corporation

By:	/s/ Jonathan M. Charak
	Name:	Jonathan M. Charak
	Title:	Chief Financial Officer

Dated: May 17, 2013